
SEC MAIL
RECEIVED
PROCESSING
JUL 24 2007
WASH. D.C.
161
SECTION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


07073973

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	[ ]
Securities Act Rule 802 (Exchange Offer)	[X]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	[ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	[ ]
Exchange Act Rule 14e-2(d) (Subject Company Response)	[ ]
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(7)	[X]

南茂科技股份有限公司
(Name of Subject Company)

ChipMOS TECHNOLOGIES INC.
(Translation of Subject Company's Name into English (if applicable))

Republic of China
(Jurisdiction of Subject Company's Incorporation or Organization)

ChipMOS TECHNOLOGIES INC.
(Name of Person(s) Furnishing Form)

Common shares of ChipMOS TECHNOLOGIES INC., par value NT$10.00 per share
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Class of Securities (if applicable))

CT Corporation System
111 Eighth Avenue, New York, New York 10011
Tel: (212) 894-8600
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

May 18, 2007
(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a) The following documents are attached as exhibits to this Form:

Exhibit Number	Description
(a)(1)	Notice of the procedures in connection with the purchase of the shares held by shareholders objecting to the share exchange transaction between ChipMOS TECHNOLOGIES INC. and ChipMOS TECHNOLOGIES (Bermuda) LTD., disseminated on July 20, 2007. (English translation)

(b) Not applicable.

Item 2. Informational Legends

The exchange offer is made for the securities of ChipMOS TECHNOLOGIES INC., a company incorporated under the laws of the Republic of China, and is subject to disclosure requirements of the Republic of China that are different from those of the United States. Financial statements included in this document, if any, have been prepared in accordance with auditing standards generally accepted in the Republic of China that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the United States federal securities laws, since ChipMOS TECHNOLOGIES (Bermuda) LTD. is located in Bermuda, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a Bermuda company or its officers or directors in a foreign court for violations of the United States securities laws. It may be difficult to compel a Bermuda company and its affiliates to subject themselves to a United States court's judgment.

You should be aware that ChipMOS TECHNOLOGIES (Bermuda) LTD. may purchase the securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) See Item 1(a).

(2) Not applicable.

(3) Not applicable.

PART III - CONSENT TO SERVICE OF PROCESS

Concurrently with the furnishing of this Form CB with the Securities and Exchange Commission (the "SEC"), the Company is filing with the SEC a written irrevocable consent and power of attorney on Form F-X. The Company will promptly communicate any change in the name of address of its agent of service to the SEC by amendment of the Form F-X.

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ChipMOS TECHNOLOGIES INC.

By: 

Name: Shih-Jye Cheng
Title: Chairman and President

The Share Exchange Plan - Notice of the procedures in connection with the purchase of the shares held by dissenting shareholders

(English Translation)

Dear Shareholders,

Our plan to exchange our shares with ChipMOS TECHNOLOGIES (Bermuda) LTD. ("ChipMOS Bermuda") was adopted through the resolution of the annual general shareholder meeting of ChipMOS TECHNOLOGIES INC. (the "Company") on June 28, 2007. You have exercised your appraisal right to request the Company to purchase back its shares in accordance with the laws before the annual general shareholder meeting. In order to expedite the transfer of the shares held by you, a notice is hereby circulated to you in connection with the procedures for the share purchase.

The relevant procedures set out below are based on whether shareholders currently hold any share certificates of the Company:

1. For those shareholders that have become the Company's shareholders after the merger between CHANTEK ELECTRONIC CO., LTD. and PlusMOS Technologies Inc., and the merger between CHANTEK ELECTRONIC CO., LTD. and the Company, and have not completed the exchange of the Company's share certificates yet:

1) Please sign the application forms, which have been mailed to you by Grand Cathay Securities Corp. ("Grand Cathay") on our behalf, in the same form as the filed signature specimen, and send them through the mail together with the old share certificates with the numbers specified on the application forms to Grand Cathay as soon as possible in order to complete the exchange for the Company's share certificate. For those shareholders who have not collected their certificates for the shares in CHANTEK ELECTRONIC CO., LTD. from the Taiwan Depository and Clearing Corporation, please go to your account opening securities brokers for the collection as soon as possible, as it would take seven business days from the application to the collection;

2) Upon the completion of the above share certificate exchange procedures, please refer to the explanations specified hereinafter under "2. Shareholders holding the Company's share certificates".

2. Shareholders holding the Company's share certificates:

Please deliver by hand or send through double registered mail the following documents to Grand Cathay's Registrar & Transfer Agent Service Department before August 10, 2007 (Address for Delivery: 5F., No. 2, Section 1, Chongqing South Road, Taipei, Taiwan; Mailing Address: No. 11973 Post Box, Taipei Post Office; Service Hotline: 02-2389-2999).

For shareholders who have not collected their certificates for the Company's shares, please mail their share certificate collection notifications signed in the same form as the filed signature specimen to Grand Cathay's Registrar & Transfer Agent Service Department for the collection of their share certificates (the address is the same as the above), or contact Grand Cathay's Registrar & Transfer Agent Service Department for the re-issuance of the share certificate collection notifications, and upon the collection of their share certificates, go through the following procedures:

1) Shareholders who have not filed their signature specimens shall submit their signature specimens and copies of their front and back ID cards;

2) The Company's share certificates (please sign under the transferor column in the same form as the filed signature specimen);

3) Share transfer application forms (please sign under the transferor column in the same form as the filed signature specimen); and

4) Copy of the passbook with the account number designated by shareholders for remittance.

Upon the receipt of the above documents, Grand Cathay shall issue a receipt.

Upon the verification of the relevant information by Grand Cathay's Registrar & Transfer Agent Service Department, the Company shall remit the purchase price with the deduction of the security transaction taxes and remittance expenses to the account numbers designated by the shareholders within five business days from the approval of the share exchange plan by the Investment Commission, the Ministry of Economic Affairs (the "Investment Commission") to complete the share purchase procedures.

ChipMOS Bermuda has made an application to the Investment Commission in connection with the share exchange plan on July 3, 2007 and generally it will take two to four months for the Investment Commission to review the share exchange plan.

3. If you have any enquiries concerning the above explanation, please contact Chen Fangling at 03-577-0055, ext. 6257 of the accounting department of the Company. before August 10, 2007.

ChipMOS TECHNOLOGIES INC.

Chairman: Shih-Jye Cheng

Contact Person: Chen Fangling

Address: No. 1, R&D Road 1, Science Park, Hsinchu, Taiwan, R.O.C.

Phone: 03-577-0055, ext. 6257

END